UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the proxy statement and proxy card of Aegean Marine Petroleum Network Inc. (the "Company") for the Company's 2016 Annual Meeting of Shareholders scheduled to be held on May 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 3, 2016	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

May 3, 2016

TO THE SHAREHOLDERS OF
AEGEAN MARINE PETROLEUM NETWORK INC.

Enclosed are a Notice of the 2016 Annual Meeting of Shareholders (the "Meeting") of Aegean Marine Petroleum Network Inc. (the "Company") which will be held at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 18, 2016 at 9:00 a.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon the proposal:

1.	To elect two Class A Directors to serve until the Company's 2019 Annual Meeting of Shareholders (the "Proposal"); and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, adoption of the Proposal requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote in the election. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present. We urge you to vote in favor of the Proposal.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours, /s/ E. Nikolas Tavlarios E. Nikolas Tavlarios President

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 18, 2016

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Aegean Marine Petroleum Network Inc. (the "Company") will be held at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 18, 2016 at 9:00 a.m. local time, for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class A Directors to serve until the Company's 2019 Annual Meeting of Shareholders (the "Proposal"); and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 25, 2016 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors /s/ Spyridon Fokas Secretary Spyridon Fokas

May 3, 2016
 Piraeus, Greece

AEGEAN MARINE PETROLEUM NETWORK INC.
______________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

 TO BE HELD ON MAY 18, 2016
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 18, 2016 at 9:00 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 3, 2016.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 25, 2016 (the "Record Date"), the Company had issued and outstanding 50,036,853 shares of common stock, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  Shareholders representing at least one-third of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Annual Meeting of Shareholders. Mr. Dimitris Melisanidis, the beneficial owner of approximately 22.0% of the Common Shares as of the Record Date, and Mr. Peter C. Georgiopoulos, the holder of approximately 10.8% of the Common Shares as of the Record Date, have indicated that they intend to vote FOR the proposal set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the board of directors on the proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "ANW."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 10 Akti Kondili, 185 45, Piraeus, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL

 ELECTION OF DIRECTORS

The Company has six directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class A Directors expires at the Meeting.  The board of directors has nominated Yiannis N. Papanicolaou and Konstantinos D. Koutsomitopoulos, each of whom is a current Class A Director, for election as directors whose terms would expire at the Company's 2019 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning each nominee for director of the Company is set forth below:

Name	Age	Position
Yiannis N. Papanicolaou	64	Class A Director
Konstantinos D. Koutsomitopoulos	48	Class A Director

Yiannis N. Papanicolaou has served as a member of the Company's board of directors since December 2006. Mr. Papanicolaou serves as the chairman of the Company's compensation committee and a member of its audit and nominating and corporate governance committees. Since 2004, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou served as Director General of the International Center for Black Sea Studies and from 1997 to 2005 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Between 1989 and 1996, Mr. Papanicolaou was employed as an independent consultant to various companies. Prior to that, Mr. Papanicolaou had a career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

Konstantinos D. Koutsomitopoulos has served as a member of the Company's board of directors since May 2008. Mr. Koutsomitopoulos also serves as chairman of the Company's nominating and corporate governance committee and a member of its audit and compensation committees. Mr. Koutsomitopoulos currently serves as an independent consultant to various companies. From October 2004 to May 2007, Mr. Koutsomitopoulos was employed at Diana Shipping Inc. (NYSE:DSX). While at Diana Shipping, he served as President and Head of Corporate Development from March 2006 to May 2007, and as Chief Financial Officer and Treasurer from February 2005 to March 2006. Mr. Koutsomitopoulos joined Pegasus Shipping Inc. in 1992. From 1997 to 2003, he was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Mr. Koutsomitopoulos holds a bachelor's degree in economics from the University of Athens and a master's degree in shipping, trade and finance from City University Business School in London.

Required Vote.  Approval of the Proposal will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The board of directors may retain the services of a professional proxy solicitation service for soliciting proxies.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether the Proposal has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors /s/ Spyridon Fokas Secretary Spyridon Fokas

May 3, 2016
Piraeus, Greece

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposal — The Board of Directors recommends a vote FOR the listed nominees.

Nominees:

	For	Withhold
01. Proposal to elect Yiannis N. Papanicolaou, Class A Director, to serve until the 2019 Annual Meeting of Shareholders.	☐	☐
02. Proposal to elect Konstantinos D. Koutsomitopoulos, Class A Director, to serve until the 2019 Annual Meeting of Shareholders.	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

02D4CA

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Aegean Marine Petroleum Network Inc.

ANNUAL MEETING OF SHAREHOLDERS — May 18, 2016

Proxy Solicited On Behalf of the Board of Directors

The undersigned shareholder hereby appoints E. Nikolas Tavlarios and Spyridon Fokas, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Aegean Marine Petroleum Network Inc. (the "Company") that the undersigned is entitled to vote at the 2016 Annual Meeting of Shareholders of the Company to be held at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 18, 2016 at 9:00 a.m. Eastern Time and at any and all adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSAL AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.

PLEASE SIGN ON REVERSE